ISSUER FREE WRITING PROSPECTUS	Filed Pursuant to Rule 433
May 6, 2010	Registration No. 333-166143
ISSUER FREE WRITING PROSPECTUS DATED MAY 6, 2010
American Depositary Shares
MIE Holdings Corporation
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 22, 2010 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-166143) of MIE Holdings Corporation, as filed with the Securities and Exchange Commission on April 22, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below. The following information supplements and updates the information contained in the Preliminary Prospectus.
     This free writing prospectus sets forth revised disclosures in connection with a revised aggregate offering of 12,000,000 American depositary shares, or ADSs, by our company (or an aggregate of 13,800,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full), at an estimated initial offering price that we currently anticipate to be between $7.00 and $8.00 per ADS, in the following captions of the Preliminary Prospectus:
•	Cover Page;

•	Prospectus Summary—The Offering;

•	Prospectus Summary—Summary Consolidated and Other Financial and Operating Data;

•	Risk Factors—Risks Relating to Our Company and Our Business—Control or significant influence by the controlling shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders;

•	Risk Factors—Risks Relating to This Offering and Ownership of Our ADSs—Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution;

•	Risk Factors—Risks Relating to This Offering and Ownership of Our ADSs—Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline;

•	Use of Proceeds;

•	Capitalization;

•	Dilution;

•	Principal Shareholders; and

•	Underwriting.
     Other sections in the Preliminary Prospectus have also been correspondingly updated. Specifically, the diagram showing the shareholdings of our shareholders after the closing of this offering on page 6 of the Preliminary Prospectus has been updated to: Sino Link Limited (2.4%), Harmony Energy Limited (12.0%), Far East Energy Limited (51.6%), TPG Star Energy Ltd. (13.3%), TPG Star Energy Co-Invest, LLC (0.9%) and public shareholders (19.8%). On page 158 under the caption “Shares Eligible for Future Sale,” the second sentence of the second paragraph has been amended as follows: “Of that amount, 30,000,000 ordinary shares represented by ADSs will be publicly held by investors participating in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, and 99,601,200 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act.” On the same page, the first sentence of the fourth paragraph has been amended as follows: “The 121,750,320 ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options and warrants outstanding following the completion of this offering will be, “restricted securities ” as that term is defined in Rule 144 under the Securities Act.”
     The description on pages 8, 21, 73 and 132 in the Preliminary Prospectus of the restructuring of security under MI Energy Corporation’s facility agreement with Citic Ka Wah Bank and Citic Bank Guangzhou has been updated and replaced by the following amendment:
     “On May 3, 2010, we entered into a supplement to the facility agreement to restructure our security arrangement with Citic Ka Wah Bank and Citic Bank Guangzhou for an aggregate fee of not less than 1.75% of the facility amount. Under the amendment, the lenders agreed to release the above share mortgages as security of the credit facility immediately before the trading of the ADSs. Concurrently, MIEH has agreed to provide a corporate guarantee for MIE’s obligations under the credit facility upon release of the share mortgages. We have also agreed to procure FEEL to continue to be our largest shareholder, holding not less than 35% of the issued share capital in our company, and maintain management control of our company. The lenders have also approved any sale of existing shares by FEEL in this offering, subject to certain undertakings by FEEL relating to the sale.”

     The terms “we,” “us,” “our” and “our company” are used in this free writing prospectus in the same manner as in the Preliminary Prospectus dated April 22, 2010. To review a filed copy of the Preliminary Prospectus, go to the following link: http://www.sec.gov/Archives/edgar/data/1489271/000095012310037217/h03788a2fv1za.htm

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
     We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for this offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents and other documents we have filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting either of the following: BofA Merrill Lynch, telephone 866-500-5408, or J.P. Morgan Securities Inc., telephone 866-430-0686. You may also access the most recent Preliminary Prospectus dated May 6, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1489271/000095012310045003/h03788a4fv1za.htm.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated May 6, 2010
PROSPECTUS
MIE Holdings Corporation
12,000,000 American Depositary Shares
Representing
30,000,000 Ordinary Shares
     This is MIE Holdings’ initial public offering. We are selling 12,000,000 American depositary shares, or ADSs. Each two ADSs represent five ordinary shares, par value $0.001 per share, of MIE Holdings.
     We expect the public offering price to be between $7.00 and $8.00 per ADS. Currently, no public market exists for the ADSs or the ordinary shares. After pricing of the offering, we expect that our ADSs will trade on the New York Stock Exchange under the symbol “MIE.”
     Investing in our ADSs involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
     The underwriters may also purchase up to an additional 1,800,000 ADSs from us at the public offering price less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The ADSs will be ready for delivery on or about      , 2010.

BofA Merrill Lynch	J.P.Morgan

Macquarie Capital	RBC Capital Markets
The date of this prospectus is      , 2010.

THE OFFERING

ADSs offered by us	12,000,000 ADSs
ADSs outstanding immediately after this offering	12,000,000 ADSs
Ordinary shares outstanding after this offering	151,457,490 ordinary shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,800,000 ADSs from us at the public offering price, less underwriting discounts, solely to cover over-allotments.

ADSs	Each two ADSs represent five ordinary shares, par value $0.001 per ordinary share. The Depositary will be the registered holder of the ordinary shares underlying the ADSs which will be deposited into the account of the Depositary’s custodian, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the Depositary and all holders and beneficial owners of ADSs issued thereunder.

You may surrender your ADSs to the Depositary to cancel your ADSs and withdraw the ordinary shares underlying your ADSs. The Depositary will charge you a fee for such a cancellation.

Depositary	Citibank, N.A.

Use of proceeds	We expect that we will receive net proceeds of approximately $77.4 million from this offering, based on an assumed initial public offering price of $7.50 per ADS, the midpoint of the expected range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $89.9 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full. A $0.50 increase/(decrease) in the assumed initial public offering price of $7.50 per ADS would increase/(decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $6.4 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full.

We intend to use the net proceeds to drill new wells in our existing oilfields, to expand our operations by acquiring interests in other oilfields, and for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2010. The ADSs will initially be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York.

Listing	We have applied to list the ADSs on the New York Stock Exchange under the symbol “MIE.”

Lock-up	We, our executive officers and directors and all of our existing shareholders have agreed with the underwriters, with certain exceptions, not to sell or transfer any ADSs, ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONSOLIDATED AND OTHER FINANCIAL AND OPERATING DATA
     The following table presents a summary of the balance sheet data as of December 31, 2009:
•	on an actual basis;

•	on an as adjusted basis to reflect a cash dividend of $20 million paid to our shareholders and a deemed dividend of $11.9 million to FEEL in March 2010; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our series A and series B preferred shares outstanding immediately prior to the closing of this offering into 25,101,220 and 18,212,560 ordinary shares, respectively, upon completion of this offering, and (ii) the issuance and sale by us of ADSs offered in this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

	As of December 31, 2009
	Actual		As Adjusted		Pro Forma As Adjusted
	RMB	$	RMB	$	RMB	$
	( In millions)
Consolidated Balance Sheet Data:
Property, plant and equipment	2,665.1	390.4	2,665.1	390.4	2,665.1	390.4
Non-current assets	2,738.1	401.1	2,738.1	401.1	2,738.1	401.1
Cash and cash equivalents(1)	290.3	42.5	153.7	22.5	682.0	99.9
Current assets(1)	988.0	144.7	770.4	112.9	1,298.7	190.3
Total assets(1)	3,726.1	545.8	3,508.5	514.0	4,036.8	591.4
Current liabilities	966.1	141.5	966.1	141.5	966.1	141.5
Long-term loan	1,243.0	182.1	1,243.0	182.1	1,243.0	182.1
Non-current liabilities	1,506.6	220.7	1,506.6	220.7	1,506.6	220.7
Total liabilities	2,472.7	362.2	2,472.7	362.2	2,472.7	362.2
Total equity(1)	1,253.4	183.6	1,035.8	151.8	1,564.1	229.2

(1)	Assuming the number of ADSs sold by us in the offering remains the same as set forth on the cover page, a $0.50 increase (decrease) in the assumed initial public offering price would increase (decrease) cash and cash equivalents, total assets and total shareholder’s equity by approximately RMB38.1 million ($5.6 million).

RISK FACTORS
     An investment in our ADSs involves significant risks. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our consolidated and other financial statements and related notes, included elsewhere in this prospectus, before you decide to purchase our ADSs. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our ADSs could decline and you could lose all or part of your investment.
Risks Relating to Our Company and Our Business
Control or significant influence by the controlling shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.
     Immediately after this offering, our controlling shareholder, FEEL, will own approximately 51.6% of our issued share capital, assuming no exercise of the over-allotment option. Mr. Ruilin Zhang, our chairman and chief executive officer, and Mr. Jiangwei Zhao, our director and senior vice president, are the controlling shareholders of FEEL, and have significant control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions including mergers, consolidations and the sale of all or substantially all of our assets, and the timing and distribution of dividends. Furthermore, our new articles of association, which will take effect upon closing of this offering, contain a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. FEEL, with an aggregate shareholding sufficient to constitute a quorum, could approve actions that require a majority vote at shareholder meetings if there is a lack of sufficient attendance, which may not be in the best interests of our other shareholders. To the extent the interests of Mr. Ruilin Zhang and FEEL conflict with our interests and those of our other shareholders, we and our other shareholders may be disadvantaged or harmed. Furthermore, if any dispute arises between Mr. Zhang and us, we cannot assure you that we will be able to find a suitable director and chief executive officer replacement in a timely manner or at all, or whether Mr. Zhang and Mr. Zhao exercising their shareholder rights through FEEL, will challenge such board and management changes, and our business may be materially adversely affected as a result.
     This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, unless we obtain the consent of FEEL, we could be prevented from entering into transactions that could be beneficial to us.
Risks Relating to This Offering and Ownership of Our ADSs
Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
     If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $3.72 per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2009, after giving effect to, among other things, this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 151,457,490 ordinary shares outstanding, including 30,000,000 ordinary shares represented by 12,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs. Any issuance of equity securities after this offering could dilute the interests of our existing shareholders and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

USE OF PROCEEDS
     We expect that the net proceeds we will receive from the sale of the ADSs offered by us will be approximately $77.4 million, based on an assumed initial public offering price of $7.50 per ADS, the midpoint of the expected range, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $89.9 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full. A $0.50 increase/(decrease) in the assumed initial public offering price of $7.50 per ADS would increase/ (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $6.4 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full.
     The primary purposes of this offering are to gain access to the broader capital markets to assist our future business development, to create a public market for our ordinary shares for the benefit of all shareholders, to retain talented employees by providing them with equity incentives and to obtain additional capital. We intend to use the net proceeds we receive from this offering as follows:
•	approximately $25.0 million to drill new wells in our existing oilfields;

•	a portion of the remaining amount to expand our operations by acquiring interests in other oilfields. At this time, other than disclosed in “Prospectus Summary — Recent Developments — Memoranda of Understanding,” we have not entered into discussions or negotiations with respect to acquiring interests in other oilfields; and

•	the balance of the proceeds for working capital and general corporate purposes.
     The foregoing represents our intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions and is presented in order of priority of the purposes set forth. We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for acquiring interests in other oilfields or working capital and general corporate purposes. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservation instruments, including shortterm, investment-grade, and/or interest-bearing instruments.

CAPITALIZATION
     The following table sets forth our capitalization as of December 31, 2009 presented on:
•	on an actual basis;

•	an as adjusted basis to reflect (i) a cash dividend of $20 million paid to our shareholders and a deemed dividend of $11.9 million to FEEL in March 2010 and, (ii) the repurchase by us of 18,212,560 ordinary shares held by FEEL and the issuance in exchange of 36,425,120 series B preferred shares in March 2010; and

•	a pro forma as adjusted basis to reflect the events described above and (i) the automatic conversion of all of our series A and series B preferred shares outstanding immediately prior to the closing of this offering into 25,101,220 and 18,212,560 ordinary shares, respectively, upon completion of this offering, and (ii) the issuance and sale by us of ADSs offered in this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
     You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2009
	Actual		As Adjusted		Pro Forma As Adjusted
	(Unaudited)
	(In millions)
	RMB	$	RMB	$	RMB	$
Long-term borrowings(1)	1,243.0	182.1	1,243.0	182.1	1,243.0	182.1
Capital and reserves attributable to our equity holders:
Ordinary shares (150,000,000, par value $0.001 per share, authorized and 96,356,270 ordinary shares issued and outstanding)(2)	0.6	0.09	0.5	0.08	1.0	0.2
Preferred A shares (30,000,000 series A preferred shares, par value $0.001 per share, authorized and 25,101,220 series A preferred shares issued and outstanding)	0.2	0.03	0.2	0.03	—	—
Preferred B shares (50,000,000 series B preferred shares, par value $0.001 per share, authorized and 36,425,120 series B preferred shares issued and outstanding)	—	—	0.2	0.04	—	—
Retained earnings	848.7	124.3	631.1	92.5	631.1	92.5
Other components of equity (3)	403.9	59.1	403.8	59.1	932.0	136.5

Total equity(3)	1,253.4	183.6	1,035.8	151.8	1,564.1	229.2

Total capitalization(3)	2,496.4	365.7	2,278.8	333.9	2,807.0	411.3

(1)	All of our long-term borrowings are secured but not guaranteed.

(2)	We will adopt a new memorandum and articles of association which will take effect upon closing of this offering and our authorized share capital will consist of 10,000,000,000 ordinary shares, with a par value of $0.001 each.

(3)	Assuming the number of ADSs sold by us in the offering remains as the same as set forth on the cover page of this prospectus, a $0.50 increase (decrease) in the assumed initial public offering price would increase (decrease) other components of equity, total equity and total capitalization by approximately RMB38.1 million ($5.6 million).

DILUTION
     If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
     Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Our net tangible book value as of December 31, 2009 was approximately RMB1,250.8 million ($183.2 million), or RMB12.98 ($1.90) per ordinary share and $4.75 per ADS.
     Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A and series B preferred shares into ordinary shares upon the completion of this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
     Without taking into account any other changes in net tangible book value after December 31, 2009, other than to give effect to the conversion of all outstanding series A and series B preferred shares into ordinary shares upon the completion of this offering, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and our sale of the ADSs offered in this offering at the assumed initial public offering price of $7.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have increased to 1,561.5 million ($228.8 million), or RMB10.31 ($1.51) per ordinary share or $3.78 per ADS. This represents an immediate decrease in net tangible book value of $0.39 per ordinary share and $0.98 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $1.49 per ordinary share and $3.72 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	$3.00
Assumed initial public offering price per ADS	$7.50
Net tangible book value per ordinary share as of December 31, 2009	$1.90
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the conversion of our series A and series B preferred shares and the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010	$1.25
Pro forma as adjusted net tangible book value per ordinary share/ADS after giving effect to the conversion of our series A and series B preferred shares, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and this offering
$1.51 per ordinary share / $3.78 per ADS
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$1.49
Amount of dilution in net tangible book value per ADS to new investors in the offering	$3.72

     A $0.50 increase (decrease) in the assumed public offering price of $7.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $5.6 million, the pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our series A and series B preferred shares, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and this offering by $0.04 per ordinary share or $0.09 per ADS and the amount of dilution in pro forma net tangible book value per ordinary share and per ADS to new investors, in this offering by $0.16 per ordinary share or $0.41 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

     The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.
     The following table summarizes, on a pro forma basis as of December 31, 2009, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

					Average	Average
	Shares Purchased		Total Consideration		Price Per	Price Per
	Number	%	Amount	%	Shares	ADS
	(In million)
Existing shareholders	121,457,490	80.2	$58.9	39.5	$0.48	$1.21
New investors	30,000,000	19.8	$90.0	60.5	$3.00	$7.50

Total	151,457,490	100	$148.9	100

     A $0.50 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $6.0 million, $6.0 million and $0.10, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.
     The discussion and tables above assume no exercise of any outstanding share options. As of the date of this prospectus, there were no ordinary shares issuable upon exercise of outstanding share options, and there were ordinary shares available for future issuance upon the exercise of future grants under our 2009 stock incentive compensation plan. To the extent that any of these options is exercised, there will be further dilution to new investors.

PRINCIPAL SHAREHOLDERS
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus as adjusted to reflect the sale of the ADSs in this offering, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of ordinary shares beneficially owned by each person prior to this offering is based on 78,143,710 ordinary shares outstanding immediately prior to this offering, plus options and warrants exercisable by such person within 60 days after the date of this prospectus, and 25,101,220 ordinary shares to be issued upon conversion of the outstanding series A preferred shares and 18,212,560 ordinary shares to be issued upon conversion of the outstanding series B preferred shares. Percentage of ordinary shares beneficially owned after this offering further includes ordinary shares to be issued in this offering and assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.

	Ordinary Shares
	Beneficially Owned		Ordinary Shares
	Prior to This		Beneficially Owned
	Offering		After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Ruilin Zhang(1)	78,143,710	64.3	78,143,710	51.6
Jiangwei Zhao(1)	78,143,710	64.3	78,143,710	51.6
Forrest L. Dietrich	*	*	*	*
Allen Mak	*	*	*	*
Jianping Mei	—	—	—	—
Jeffrey W. Miller	—	—	—	—
Xuancheng Shou	—	—	—	—
Bo Yang	—	—	—	—
Yunfei Lian	—	—	—	—
Andrew S. Harper	—	—	—	—
All Directors and Executive Officers as a Group	78,436,540	64.3	78,436,540	51.7
Principal Shareholders:
Far East Energy Limited (1)	78,143,710	64.3	78,143,710	51.6
TPG Star Energy Ltd. and affiliate(2)	21,457,490	17.7	21,457,490	14.2
Harmony Energy Limited(3)	18,212,560	15.0	18,212,560	12.0

(1)	FEEL is held 99.99% by Mr. Ruilin Zhang and Mr. Jiangwei Zhao. Mr. Zhang and Mr. Zhao have entered into an Acting-in-Concert Agreement under which they agreed to act in concert in relation to all matters that require the decisions of the shareholders. The registered address for FEEL is Room 2105, 21/F, Office Tower Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong.

(2)	Consists of 20,169,940 ordinary shares held by TPG Star Energy Ltd. and 1,287,550 ordinary shares held by TPG Star Energy Co-Invest, LLC, assuming a conversion ratio of one series A preferred share for one ordinary share. All series A preferred shares will convert into ordinary shares immediately prior to the consummation of a qualified initial public offering. TPG Star Energy Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, L.L.C., a Delaware limited liability company, whose sole member is TPG Ventures Holdings, L.L.C., a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David

Bonderman and James Coulter. The registered address for TPG Star Energy Ltd. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. TPG Star Energy Co-Invest, LLC is a Delaware limited liability company, whose managing member is TPG Star Advisors, L.L.C., a Delaware limited liability company, whose sole member is TPG Ventures Holdings, L.L.C., a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for TPG Star Energy Co-Invest, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

(3)	Consists of 18,212,560 ordinary shares held by Harmony Energy Limited, assuming a conversion ratio of two series B preferred share for one ordinary share. All series B preferred shares will convert into ordinary shares immediately prior to the consummation of a qualified initial public offering. Harmony Energy Limited is a company incorporated in the British Virgin Islands and a wholly owned subsidiary of Ever Union Capital Limited. Mr. Fung Che is the sole shareholder of Ever Union Capital Limited and has voting and investment control over the securities beneficially owned by Ever Union Capital Limited. The registered address of Harmony Energy Limited is Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
     As of the date of this prospectus, none of our outstanding series A and series B preferred shares and ordinary shares was held by record holders in the United States except for the series A preferred shares held by TPG Star Energy Co-Invest, LLC.
     None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

UNDERWRITING
     We intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of ADSs listed opposite their respective names below.
     Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is One Bryant Park, New York, NY 10036, United States and J.P. Morgan Securities Inc.’s address is 383 Madison Avenue, Floor 4, New York, NY 10179, United States. Macquarie Capital (USA) Inc.’s address is 125 W. 55th Street, New York, NY 10019, United States. RBC Capital Markets Corporation’s address is 3 World Financial Center, 200 Vesey Street, New York, NY 10281, United States.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Macquarie Capital (USA) Inc.
RBC Capital Markets Corporation

Total	12,000,000

     Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreements may be terminated.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to any payments the underwriters may be required to make in respect of these liabilities.
     The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.
Commissions and Discounts
     The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $  per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of $  per ADS to other dealers. After the initial public offering, the public offering price, concession and discount or any other term of the offering may be changed.
     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without	With
	Per ADS	Option	Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
     The expenses of the offering, not including the underwriting discount, are estimated at $6,313,317 and are payable by us. The underwriters have agreed to pay $300,000 of the road show expenses, and we have agreed to pay up to $450,000 of the road show expenses in excess of the $300,000 to be paid by the underwriters.
Over-allotment Option
     We have granted an option to the underwriters to purchase up to an additional 1,800,000 ADSs from us at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.
Reserved ADSs
     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 600,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.
No Sales of Similar Securities
     We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions (including open market purchases and sale of such shares and transfer of shares underlying vested options by certain directors), not to sell or transfer any ordinary shares or ADSs or securities convertible into, exchangeable or exercisable for ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:
•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file a registration statement related to the ordinary shares or ADSs; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise.
     This lock-up provision applies to ordinary shares or ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies to the ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     In the event that either (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
New York Stock Exchange Listing
     We expect the ADSs to be approved for listing on the New York Stock Exchange under the symbol “MIE.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.
     Before this offering, there has been no public market for our ordinary shares and ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
     An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.
     The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
     Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.
     In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
     Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the overthe- counter market or otherwise.
     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Shares
     In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Certain underwriters may also allocate a limited number of ADSs for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.
Other Relationships
     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.
Notice to Prospective Investors in the EEA
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
     (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net revenue of more than € 50,000,000, as shown in its last annual or consolidated accounts;
     (c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
     (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

     provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.
     Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.
     For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:
     (a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
     (b) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.
Notice to Prospective Investors in United Kingdom
     In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
     This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
     This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.
Notice to Prospective Investors in the PRC
     This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.
Notice to Prospective Investors in Hong Kong
     This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Singapore
     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan
     The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in the Cayman Islands
     This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.